Management's Discussion and Analysis

For the Six Months Ended
September 30, 2023

(Unaudited)

(Expressed in Canadian dollars, except where indicated)

Dated November 10, 2023

i

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

ii

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

This Management's Discussion and Analysis ("MD&A") focuses on significant factors that have affected Silver Elephant Mining Corp. (the "Company", "Issuer", "Silver Elephant" or "ELEF") and its subsidiaries' performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company's audited consolidated financial statements and related notes for the fifteen months ended March 31, 2023 (the "Annual Financial Statements"), the accompanying unaudited condensed interim consolidated financial statements for the interim period ended September 30, 2023, both of which were prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and the Company's Annual Information Form ("AIF"), dated August 1, 2023 (the "AIF"), all of which are available under the Company's SEDAR profile at www.sedarplus.ca For the purposes of this MD&A, "Financial Position Date" means September 30, 2023, "This Quarter" or "Current Quarter" means the three month period ended September 30, 2023, the "Prior Year Quarter" means the three month period ended September 30, 2022, "This Period" or "Current Period" means the six month period ended September 30, 2023, and the "Prior Year Period" means the six month period ended September 30, 2022. The information contained in this MD&A is current to November 10, 2023.

On December 30, 2022, the Company changed its financial year end from December 31 to March 31.

The information provided herein supplements but does not form part of the financial statements. Financial information is expressed in Canadian dollars, unless stated otherwise. All references to "$" or "dollars" in this MD&A refer to Canadian dollars. References to "US$" or "USD" in this MD&A refer to United States dollars. Readers are cautioned that this MD&A contains "forward-looking statements" and that actual events may vary from management's expectations. Readers are encouraged to read the cautionary note contained herein regarding such forward-looking statements. Information on risks associated with investing in the Company's securities are contained in the AIF.

Profile and Strategy

The Company is incorporated under the laws of the province of British Columbia, Canada. The common shares without par value in the capital of the Company (the "Common Shares") are listed for trading on the Toronto Stock Exchange (the "TSX") under the symbol "ELEF" and on the Frankfurt Stock Exchange under the symbol "1P2N" and are quoted on the OTC Markets under the symbol "SILEF". The Company maintains its registered and records office at Suite 1610 - 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2.

On January 14, 2022, the Company's share capital was consolidated on the basis of one (1) new Common Share for each ten (10) old Common Shares (the "Consolidation"). All Common Share, warrant, option and per Common Share amounts have been retroactively adjusted.

On January 14, 2022, the Company completed a strategic reorganization of the Company's business through a statutory plan of arrangement (the "Spin-off Arrangement") under the Business Corporations Act (British Columbia), dated November 8, 2021. Pursuant to the Spin-off Arrangement, the common shares of the Company were consolidated on a 10:1 basis and each holder of common shares of the Company received in exchange for every 10 pre-consolidation common shares held: (i) one post-consolidation common share of the Company; (ii) one common share of Flying Nickel Mining Corp. ("Flying Nickel"); (iii) one common share of Nevada Vanadium Mining Corp. ("Nevada Vanadium"); and (iv) two common shares of Oracle Commodity Holding Inc. ("Oracle") (formerly Battery Metals  Royalties Corp. ("Battery Metals")). Additional details of the Spin-off Arrangement are included in the section titled Spin-off Arrangement And Transfer Of Assets.

The Company is a mineral exploration stage company. The Company's projects are the Pulacayo Paca silver-lead-zinc property in Bolivia (the "Pulacayo Paca Project"), the El Triunfo gold-silver-lead-zinc project in Bolivia ("the Triunfo Project"), the Minago nickel property in Canada (the "Minago Project"), and the Gibellini vanadium property in Nevada, USA (the "Gibellini Project"). The Company also owns or holds 100% interests in each of the following projects: (a) the Ulaan Ovoo coal project located in Mongolia, and (b) the Chandgana Khavtgai and Tal coal projects, located in Mongolia; all of which have been fully impaired.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Overall Performance and Outlook

The following highlights the Company's overall performance for the periods presented:

	Three Months Ended			Six Months Ended
	September 30, 2023 ($)	September 30, 2022 ($)	Change ($)	September 30, 2023 ($)	September 30, 2022 ($)	Change ($)

Net loss for the period	(1,290,378)	(2,675,528)	1,385,150	(2,991,178)	(3,023,453)	32,275
Net loss attributable to shareholders of the Company	(437,430)	(1,258,580)	821,150	(1,392,516)	(1,280,298)	(112,218)
Cash at end of period	2,081,120	2,244,952	(163,832)	2,081,120	2,244,952	(163,832)
Loss per share attributable to shareholders of the Company - basic and diluted	(0.01)	(0.05)	0.04	(0.04)	(0.05)	0.01

Corporate Updates

  On April 19, 2023, the Company announced the appointment of Mr. Douglas M. Flett, J.D. to its board of directors. Mr. Flett has been a director of KWG Resource Inc. since 2006 and presently serves as Chairman of the Board.  He has also been a director of Tartisan Nickel Corp. since 2006 and is a member of the compensation and audit Committees for both companies. He is a past president and a director of Fletcher Nickel Inc. and a past director of Debut Diamonds Inc. Mr. Flett graduated from the University of Windsor Law School in 1972 and was called to the (Ontario) Bar in 1974. He practiced law in his own corporate commercial law firm until 1996 when he retired from practising law for a career in the resource industry. He continues to be a member of the Law Society of Ontario. He has also completed the Rotman Institute of Corporate Directors SME Program.
  On April 24, 2023, the Company appointed Mr. Adrian Lupascu as the Company's VP of Exploration. Mr. Lupascu is a "Qualified Person" as defined in National Instrument 43-101 ("NI 43-101"). He holds a bachelor's degree in geological engineering and a master's degree in geochemistry. As an accomplished geologist and engineer, he has more than 20 years of experience in mining exploration and development for nickel platinum-group-metals, and other precious and base metals projects. Mr. Lupascu ceased to serve as the Company's VP of Exploration effective August 2, 2023.
  On May 15, 2023, the TSX issued confirmation that it has accepted the Company's intention to extend the terms of common share purchase warrants to purchase 960,000 common shares for an additional two years. The warrants were issued by the Company on May 20, 2020, with a three-year term, closing in two tranches, due to expire on May 1, 2023, and May 20, 2023. The warrants to purchase 463,800 common shares will have their expiry date extended to May 1, 2025 and warrants to purchase 496,200 common shares will have their expiry date extended to May 20, 2025.
  On July 6, 2023, the Company was ceased traded for failing to file its annual financial statements and management's discussion and analysis for the 15 months ended March 31, 2023. The Company filed its annual financial statements and management's discussion and analysis for the 15 months ended March 31, 2023, on August 3, 2023, and the cease trade order was lifted on August 4, 2023.
  On October 18, 2023, the Company appointed Jenna Virk as its Chief Legal Officer. Ms. Virk has been a practising lawyer in British Columbia since 2007 and has over 15 years of experience in corporate finance, securities and commercial law. She also brings with her prior experience as in house counsel for various organizations since 2015, including most recently serving as Director, Legal Affairs and Corporate Secretary of Lithium Americas Corp. She holds a Bachelor of Law from the University of British Columbia and a Bachelor of Business Administration from Simon Fraser University.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Discussion Of Operations

Pulacayo Paca Project, Bolivia

The Company holds an interest in the Pulacayo Paca silver-lead-zinc project in Bolivia.

The Pulacayo Paca Project comprises seven mining concessions covering an area of approximately 3,560 hectares of contiguous areas centered on the historical Pulacayo mine and town site. The Pulacayo Paca Project is located 18 kilometers east of the town of Uyuni in the Department of Potosí, in southwestern Bolivia. It is located 460 kilometers south-southeast of the national capital of La Paz and 150 kilometers southwest of the City of Potosí, which is the administrative capital of the department. The Pulacayo Paca Project is fully permitted with secured social licenses for mining.

On May 11, 2023, the Company reported chip and channel sampling assay results from the ongoing exploration at the Company's flagship Pulacayo-Paca silver project in Bolivia. A total of 120 samples were collected from three exploration priority target areas: Paca conglomerate zone, the Pulacayo San Leon tunnel, and the Rothschild zone (an area immediately northwest of Pulacayo's Tajo Vein system). Assays with significant silver were returned from many of the chip and channel samples taken at regular intervals in those areas.

The Company's 2023  and 2024 Pulacayo Paca Project objectives are:

  Complete a 3D geological model incorporating collected metadata;
  Design a drill program to test high priority targets identified through modeling and IP mapping; and
  Advance permitting for potential mining exploitation on the property.

On September 11, 2023, the Company entered into a sales and purchase agreement with Andean Precious Metals Corp. ("APM") and its subsidiary (together "APM Group"), for the sale of up to 800,000 tonnes of silver-bearing oxide materials from the Company's Paca property, which, together with the Pulacayo property, comprises the Pulacayo Paca Project. In addition, the Company entered into a master services agreement (the "MSA") with APM Group to provide expertise in mining operations, community relations, logistics and access to technical and geological information, in exchange for APM Group agreeing to pay the Company an aggregate of $6,750,000 (US$5,000,000) as follows:

(a) $1,636,632 (US$1,200,000) in cash and non-refundable on signing of the MSA;

(b) $2,430,000 (US$1,800,000) in cash and non-refundable by January 31, 2024;

(c) $2,025,000 (US$1,500,000) in cash and non-refundable before January 31, 2025; and

(d) $675,000 (US$500,000) in cash and non-refundable by January 31, 2026.

In addition to the cash consideration, if the London Bullion Market Association silver spot price averages over (the "Additional Consideration"):

(a) US$28/oz in any given 260 trading day-interval during the term, then APM Group will pay Silver Elephant a one-time payment of $1,350,000 (US$1,000,000) in cash; and

(b) US$32/oz in any given 150 trading day-interval during the term, then APM Group shall pay Silver Elephant a one-time payment of $1,350,000 (US$1,000,000) in cash;

provided that the Additional Consideration is subject to a $2,700,000 (US$2,000,000) maximum in aggregate, and once any payment described under (a) or (b) above is made, the applicable trading day-interval resets to zero to determine whether Additional Consideration is payable.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Triunfo Project, Bolivia

The Triunfo Project area covers approximately 256 hectares located in the La Paz Department, which is located about 75 kilometers to the east of the city of La Paz, Bolivia. The Triunfo Project has access to power and water and is accessible by road year-round. The Triunfo Vendor maintains a positive relationship with the local community.

The Company's 2023 and 2024 Triunfo Project objectives are to:

  Determine continuity of mineralization over the extended strike length of the property; and
  Ascertain the potential of a resource on the property.

Minago Project, Manitoba Canada

The Minago property is located in northern Manitoba, Canada within the southern part of the Thompson Nickel Belt, approximately 107 kilometers north of the Town of Grand Rapids, Manitoba and 225 kilometres south of the City of Thompson, Manitoba. Provincial Highway 6 transects the eastern portion of the Minago property. The Minago Project is comprised of 94 mining claims and two mining leases.

Gibellini Project, USA

The Gibellini vanadium project (the "Gibellini Project") is comprised of the Gibellini, Bisoni and Louie Hill vanadium deposits and associated claims located in the State of Nevada, USA.

Other Projects

The Company had a 100% interest in the Titan property (the "Titan Project"), a vanadium-titanium-iron project located in Ontario, Canada, which has been fully impaired since 2014.

On August 4, 2023, the Company divested its Titan Project in exchange for cash totaling $231,000, and 13,283,801 common shares (the "Cachee Shares") of Cachee Gold Mines Corp. ("Cachee"), representing a 19.99% interest in Cachee. The Company attributed a value of $199,257 for the Cachee Shares based on Cachee's net assets, which is included in other non-current assets. In addition, the Company retains a net smelter royalty (the "SE Titan NSR") on the Titan Project equal to 0.5% applicable after the commencement of commercial production if the V205 Vanadium Pentoxide Flake 98% price per pound exceeds US$12 per pound. The SE Titan NSR may be purchased by the acquirer, Osprey Advanced Materials Corp.  ("Osprey"), a subsidiary of Cachee, at any time for cash of $500,000.

In addition, Oracle holds a 2% net smelter royalty (the "Oracle Titan NSR") on all mineral products produced from certain mineral claims and leases on the Titan Project after the commencement of commercial production if the V205 Vanadium Pentoxide Flake 98% price per pound exceeds US$12. On August 4, 2023, Oracle granted Osprey, the right to acquire the Oracle Titan NSR at any time, for $1,000,000 in cash. Osprey paid the Company $5,000 as consideration for this right.

Under certain conditions, each of the SE Titan NSR and Oracle Titan NSR (together, the Titan NSRs) may be increased by 0.25% or a portion of each of the Titan NSRs reduced by up to $500,000.

On September 8, 2023, the Company announced that it has successfully renewed the Detailed Environmental Impact Assessment license ("DEIA") required to restart its Ulaan Ovoo coal operations in Mongolia. The DEIA is subject to renewal by the Ministry of Environment every 5 years. The Company has held 100% rights to Ulaan Ovoo mineral claims and mining licenses in Mongolia since 2007. The Ulaan Ovoo project is fully impaired.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Exploration and Evaluation Assets

The table below is a summary of the Company's exploration and evaluation assets:

	Bolivia		Canada	USA
	Pulacayo Paca ($)	Triunfo ($)	Minago ($)	Gibellini ($)	Total ($)

Balance, January 1, 2022	20,461,951	672,925	16,452,655	16,017,568	53,605,099
Contingent consideration	-	-	2,000,000	500,000	2,500,000
Licenses, tax and permits	-	69,390	373,740	462,922	906,052
Geological and consulting	843,490	368,948	-	760,989	1,973,427
Feasibility	-	-	1,183,974	-	1,183,974
Exploration and drilling	-	-	1,589,653	-	1,589,653
Royalties	-	-	-	272,941	272,941
Personnel, camp and general	995,951	63,907	376,296	21,840	1,457,994
Incremental cost related to Flying Nickel warrants	-	-	426,468	-	426,468
Foreign exchange	241,585	93,368	-	657,020	991,973
Balance, March 31, 2023	22,542,977	1,268,538	22,402,786	18,693,280	64,907,581

Licenses, tax and permits	133,214	-	132,917	226,797	492,928
Geological and consulting	60,770	-	-	12,683	73,453
Feasibility	-	-	47,297	-	47,297
Exploration and drilling	-	-	114,409	-	114,409
Royalties	-	-	-	268,855	268,855
Personnel, camp and general	189,953	18,284	174,005	18,720	400,962
Proceeds from MSA (note 9)	(1,534,343)	-	-	-	(1,534,343)
Foreign exchange	130,413	(50,554)	-	(40,207)	39,652
Balance, September 30, 2023	21,522,984	1,236,268	22,871,414	19,180,128	64,810,794

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Restatement

The Company identified an accounting error in relation to its prior year consolidated financial statements primarily due to the Spin-off Arrangement and related carrying value of Exploration and Evaluation Assets and Non-controlling Interests, and allocation of Fish Creek Ranch purchase price, which have been corrected as noted below.

	Original September 30, 2022 ($)	Restatement ($)	Restated September 31, 2022 ($)

Assets
Current assets
Cash	2,244,952	-	2,244,952
Receivables	271,572	-	271,572
Prepaids	357,606	-	357,606
Total current assets	2,874,130	-	2,874,130

Non-current assets
Restricted cash equivalents	34,500	-	34,500
Reclamation deposits	21,055	-	21,055
Equipment	654,378	-	654,378
Exploration and evaluation assets	81,772,424	(19,860,882)	61,911,542
Buildings and structures	645,177	-	645,177
Land	3,724,577	-	3,724,577
Total assets	89,726,241	(19,860,882)	69,865,359

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	4,852,964	-	4,852,963
Promissory note - current	110,877	-	110,877
Flow through liability	-	19,062	19,062
Derivative liability	-	238,446	238,446
Unrecognized government grant	19,062	(19,062)	-
	4,982,903	238,446	5,221,348

Non-current liabilities
Provision for closure and reclamation	2,037,731	-	2,037,731
Promissory note - non-current	3,629,223	-	3,629,223
Total liabilities	10,649,857	238,446	10,888,302

Shareholders' equity
Share capital	217,113,459	-	217,113,459
Reserves	27,131,664	204,371	27,336,036
Deficit	(212,609,673)	(6,288,744)	(218,898,417)
Equity attributable to equity holders of parent	31,635,450	(6,084,373)	25,551,078
Equity attributable to non-controlling interests	47,440,934	(14,014,955)	33,425,979
Total equity	79,076,384	(20,099,328)	58,977,057
Total liabilities and equity	89,726,241	(19,860,882)	69,865,359

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

	Original Three Months Ended, September 30, 2022 ($)	Restatement ($)	Restated Three Months Ended, September 30, 2022 ($)

General and Administrative Expenses
Amortization	56,586	-	56,586
Advertising and promotion	150,849	(23,461)	127,388
Consulting and management fees	281,586	-	281,586
Directors' fees	46,162	-	46,162
Domain names	313,977	(313,977)	-
Insurance	38,658	-	38,658
Office and administration	67,283	-	67,283
Professional fees	296,022	-	296,022
Salaries and benefits	253,397	-	253,397
Share-based payments	838,356	91,806	930,162
Stock exchange and shareholder services	116,736	-	116,736
Travel and accommodation	32,112	-	32,112
	(2,491,724)	245,632	(2,246,092)

Other items
Other income (expense)	(101,904)	230,904	129,000
Finance expense	(53,136)	-	(53,136)
Foreign exchange loss	(21,500)	(490,611)	(512,111)
Recovery of flow through liability	11,310	-	11,310
Gain on fair value change in derivative liabilities	-	(4,499)	(4,499)
Government grant	12,188	(12,188)	-
Sale of marketable securities	(15,606,946)	15,606,946	-
Impairment of mineral property	(75,789)	75,789	-
Impairment of NSR	(679,374)	679,374	-
Loss on debt settlement	(906,072)	906,072	-
Net loss and comprehensive loss for the period	(19,912,947)	17,237,419	(2,675,528)

Loss and comprehensive loss attributable to:
Equity holders of the parent	(24,780,523)	23,521,943	(1,258,580)
Non-controlling interests	(1,781,636)	364,688	(1,416,948)
	(19,912,947)[1]	17,237,419	(2,675,528)

Basic and diluted loss per share attributable to equity holders of the parent	(0.77)	0.72	(0.05)
Basic and diluted weighted average number of shares outstanding	25,853,750	-	25,853,750

1 Mathematical error in original presentation. Should total $26,562,159.

The Consolidated Statements of Cash Flows for the six months ended September 30, 2022 was not previously presented; only the Consolidated Statements of Cash flows for the nine months ended September 30, 2022 was presented but not applicable for the purposes of these consolidated financial statements as a result of the change in the Company's year end from December 31 to March 31.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Summary Of Quarterly Results

Financial data for the three months ended March 31, 2022 have been restated (the "Q1 2022 Restatement") in this MD&A. The Q1 2022 Restatement was primarily to: 1) reverse the Gain on transfer of spin-out of assets of $24,210,145 and Loss from equity accounted investments of $692,749, recognize additional aggregate General and administrative expenses of $2,664,371 and a Recovery of flow through liability of $58,034 as the Spin-off Arrangement was considered a group reorganization which resulted in the Company still retaining control in, and consolidating Oracle, Flying Nickel and Nevada Vanadium; and 2) reclassify a Fair value loss on marketable securities and Loss on Sale of Marketable Securities totalling $148,124 to equity, in accordance with IFRS 10 - Consolidated Financial Statements. Accordingly, net income attributable to shareholders of the Company for the three months ended March 31, 2022 was restated from $22,521,833 to a net loss attributable to shareholders of $2,086,247. Basic and diluted earnings per share attributable to shareholders of the Company for the three months ended March 31, 2022 was restated from $1.15 and $1.14 respectively, to a basic and diluted loss per share attributable to shareholders of $0.11.

Financial data for the three months ended June 30, 2022 have been restated (the "Q2 2022 Restatement") in this MD&A. In addition to the effects from the Q1 2022 Restatement, the Q2 2022 Restatement was primarily to: 1) reverse Impairment of NSR of $253,469 and Impairment of exploration and evaluation asset of $83,553; 2) reclassify a Gain on Sale of Marketable Securities of $1,490,195 to equity, in accordance with IFRS 10 - Consolidated Financial Statements; 3) Recognize a Gain on derivative liability of $266,053; 4) reclassify Loss on debt settlement of $1,431,873 to the Minago Project as an asset; 5) recognize a corresponding Gain on settlement of contingent consideration of $568,126; 6) reduce General and Administrative Expenses by $1,233,412, sale of hay by $284,168 and recovery of flow through liability by $58,034; and 7) reverse the Reversal of gain on transfer of spin-out assets of $24,210,145, as this been adjusted for in the Q1 2022 Restatement. Accordingly, net loss attributable to shareholders of the Company for the three and six months ended June 30, 2022 was restated from $24,780,523 and $2,258,690 respectively, to $21,718 and $2,107,964 respectively. Basic and diluted loss per share attributable to shareholders of the Company for the three and six months ended June 30, 2022 was restated from $0.85 and $0.16 respectively, to $0.00 and $0.11 respectively.

Financial data for the three months ended September 30, 2022 have been restated (the "Q3 2022 Restatement") in this MD&A. In addition to the effects from the Q1 2022 Restatement and Q2 2022 Restatement, the Q3 2022 Restatement was primarily to: 1) reverse Impairment of NSR of $679,374 and Impairment of exploration and evaluation asset of $75,789; 2) reclassify a Loss on Sale of Marketable Securities of $15,606,946 and Loss on debt settlement of $906,072 to equity, in accordance with IFRS 10 - Consolidated Financial Statements; 3) Recognizing an additional Foreign exchange loss of $490,611; 4) reduction in General and Administrative Expenses of $245,632 and an increase in sale of hay and other income of $230,904. Accordingly, net loss attributable to shareholders of the Company for the three and nine months ended September 30, 2022 was restated from $18,442,122 and $20,700,812 respectively, to $1,258,580 and $3,366,544 respectively. Basic and diluted loss per share attributable to shareholders of the Company for the three and nine months ended September 30, 2022 was restated from $0.77 and $0.72 respectively, to $0.05 and $0.13 respectively.

Financial data for the three months ended December 31, 2022 have been restated (the "Q4 2022 Restatement") in this MD&A. In addition to the effects from the Q1 2022 Restatement, Q2 2022 Restatement and Q3 2022 Restatement, the Q4 2022 Restatement was primarily to: 1) reverse Impairment of exploration and evaluation asset of $159,342; 2) reclassify a Loss on debt settlement of $191,198 to equity; and 3) Recognizing a Gain on fair value change in contingent consideration of $58,487. Accordingly, net loss attributable to shareholders of the Company for the three and twelve months ended December 31, 2022 was restated from $730,336 and $6,959,995 respectively, to $929,465 and $4,296,010 respectively. Basic and diluted loss per share attributable to shareholders of the Company for the three and twelve months ended December 31, 2022 was restated from $0.03 and  $0.27 respectively to $0.03 and $0.17 respectively.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

The following tables summarize selected consolidated financial information prepared in accordance with IFRS for the eight most recently completed quarters:

Quarter Ending	Quarter Name	Net Loss for the Period Attributable to Shareholders of the Company ($)	Basic Loss Per Share Attributable to Shareholders of the Company ($)	Diluted Loss Per Share Attributable to Shareholders of the Company ($)

September 30, 2023	Q2 2024	(437,430)	(0.01)	(0.01)
June 30, 2023	Q1 2024	(955,086)	(0.03)	(0.03)
March 31, 2023	Q5 2023	(266,203)	(0.01)	(0.01)
December 31, 2022 (restated)	Q4 2023	(929,465)	(0.03)	(0.03)
September 30, 2022 (restated)	Q3 2023	(1,258,580)	(0.05)	(0.05)
June 30, 2022 (restated)	Q2 2023	(21,718)	(0.00)	(0.00)
March 31, 2022 (restated)	Q1 2023	(2,086,247)	(0.11)	(0.11)
December 31, 2021	Q4 2021	(4,443,467)	(0.24)	(0.24)

Net loss attributable to shareholders of the Company for the three months ended September 30, 2023 was $437,430, and $852,948 was attributable to non-controlling interests for a total net loss of $1,290,378, as compared to a net loss of $2,675,528 for the three months ended September 30, 2022. The Prior Year Quarter's net loss is comprised of $1,258,580 attributable to shareholders of the Company and $1,416,948 attributable to non-controlling interests.

Of note for the Current Quarter as compared to the Prior Year Quarter, are the following items:

  a decrease in: advertising and promotion from $127,388 to $9,279, consulting and management fees from $281,586 to $197,944, and professional fees from $296,022 to $169,612 as part of the Company's overall efforts to manage working capital;

  salaries and benefits increased to $442,770, compared to $253,397 as the Company increased staffing to carry out its business activities;

  share-based payments of $511,153 compared to $930,162. Share-based payments is a non-cash expense, and such expense is recognized in profit or loss over the vesting period of the underlying share purchase options granted to certain directors, officers, employees and consultants of the Company.

  other income of $392,091 compared to $129,000. Current Quarter amounts include $430,257 relating to the sale of the Titan Project (see Discussion of Operations), partially offset by certain Fish Creek Ranch and other expenses totalling $38,166; and

  foreign exchange loss of $20,112 compared to $512,111. The Company has cash, accounts receivables, accounts payables and/or other foreign monetary items in US Dollars, Mongolian Tugriks and Bolivian Bolivianos which affects foreign exchange gains and losses as the currencies exchange rate fluctuates.
  gain from care and maintenance of coal properties of $176,825 this quarter, compared to $nil in the Prior Year Quarter. The Current Quarter gain primarily arose from a change in estimate and underlying assumptions for the Company's provision for closure and reclamation at its Ulaan Ovoo Project.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Variations Over the Quarters

For the quarter ended June 30, 2023, the Company recorded net loss of $1,700,800, mainly comprised of operating expenses totalling $1,746,160, partially offset by amounts included in Other Items, including a gain on fair value of change in derivative liabilities of $255,162 and a gain on fair value change in contingent consideration of $71,984. Operating expenses this quarter included, but were not limited to, salaries and benefits of $441,680, share-based payments of $400,153, consulting and management fees of $235,491.

Q5 2023 resulted in a net loss of $963,408, mainly comprised of operating expenses totalling $2,050,837 and foreign exchange loss of $337,209, partially offset by other income of $772,193, gain on fair value change in contingent consideration and liabilities of $378,917 and gain from care and maintenance of coal properties of $297,289. Operating expenses in Q5 2023 includes, but not limited to, salaries and benefits of $553,267, share-based payments of $619,567, professional fees of $403,594, and consulting fees of $247,358. Other income is mainly a result of $560,571 in recovery of bad debts.

Q4 2023 resulted in a net loss of $2,298,493, mainly comprised of operating expenses totalling $2,693,572, partially offset by a foreign exchange gain of $368,340. Operating expenses include salaries and benefits of $713,156 and share-based payments of $751,603. The Company, and its subsidiaries, Flying Nickel and Nevada Vanadium, granted share purchase options to certain of its directors, officers, employees and consultants. Share-based payments expense is recognized during the period in which the options vest.

Q3 2023 resulted in a net loss of $2,675,528, mainly comprised of a foreign exchange loss of $512,111 and higher operating expenses of $2,246,092, including share-based payments of $930,162. The Company, and its subsidiaries, Flying Nickel and Nevada Vanadium, granted share purchase options to certain of its directors, officers, employees and consultants. Share-based payments expense is recognized during the period in which the options vest.

Q2 2023 resulted in a net loss of $347,925, primarily attributable to operating expenses totalling $1,226,092, partially offset with fair value gains recognized in connection with certain liabilities to be settled with equity instruments relating to the Minago Project and Gibellini Project totalling $834,179.

Q1 2023 resulted in a net loss of 3,453,776, primarily consisting of operating expenses totalling $3,489,101, which includes $1,363,009 in share-based payments, $525,487 in advertising and promotion and $443,535 in consulting and management fees. These costs were incurred to support the Company's activities resulting from the Spin-Off Arrangement.

Q4 2021 resulted in a net loss of $4,443,467. The significantly higher net loss is due to costs in excess of recovered coal from the Company's Ulaan Ovoo Project in Mongolia in the amount of $1,567,919, impairment of exploration and evaluation asset of $1,278,817 relating to the Sunawayo Project, and operating expenses totalling $1,569,064, which includes professional fees of $366,717 and consulting and management fees of $280,473.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Year to Date

Net loss attributable to shareholders of the Company for the six months ended September 30, 2023 was $1,392,516, and $1,598,662 was attributable to non-controlling interests for a total net loss of $2,991,178, as compared to a net loss of $3,023,453 for the six months ended September 30, 2022. The Prior Year Quarter's net loss is comprised of $1,280,298 attributable to shareholders of the Company and $1,743,155 attributable to non-controlling interests.

Of note for the Current Period as compared to the Prior Year Period, are the following items:

  a decrease in: advertising and promotion from $213,253 to $98,180, and professional fees from $657,061 to $399,372 as part of the Company's overall efforts to manage working capital;

  consulting and management fees increased to $433,435, from $308,625, and salaries and benefits increased to $884,450, from $363,805 as the Company increased staffing and resources to carry out its business activities;

  share-based payments of $911,306 compared to $1,341,412. Share-based payments is a non-cash expense, and such expense is recognized in profit or loss over the vesting period of the underlying share purchase options granted to certain directors, officers, employees and consultants of the Company; and

  Gain on fair value change in contingent consideration of $nil compared to $568,126. The Prior Year Period amount is in connection with certain derivative liabilities owed as a result of the initial acquisition of the Minago Project. This liability was settled during the fifteen months ended March 31, 2023.

Liquidity And Capital Resources

The Company utilizes existing cash received from prior issuances of equity instruments to provide liquidity to the Company and finance exploration projects.

As at the Financial Position Date, the Company had a working capital deficiency of $6,227,568 compared to $6,356,704 at March 31, 2023.

On April 4, 2023, the Company announced the closing of the second and final tranche of its March 2023 unit private placement offering and issued 1,128,111 units at $0.45 per unit for gross proceeds of $507,650. Each unit consisted of one common share and one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at $0.55 per share for a period of three years. In connection with the closing, the Company issued 34,650 units as finder's fees. Each finder's unit consisted of one common share of the Company and one non-transferable share purchase warrant with each warrant entitling the holder to purchase one additional share of the Company at a price of $0.55 per share for 3 years. Proceeds of the private placement were used for mineral project development and general working capital purposes.

On August 17, 2023, the Company closed a non-brokered private placement through the issuance of 639,999 units at a price of $0.30 for gross proceeds of $192,000. Each unit consists of one common share of the Company and one-half share purchase warrant with each whole warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for 24 months. In connection with the closing, finder's fees of $210.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Cash flow information:

	Six Months Ended
	September 30, 2023 ($)	September 30, 2022 ($)

Cash used in operating activities	(2,348,464)	(1,956,637)
Cash from (used in) investing activities	874,601	(6,932,952)
Cash from financing activities	2,017,964	5,158,459
Cash, end of the period	2,081,120	2,244,952

Cash Flow Highlights

Operating activities: During the Current Period, the Company used $2,348,464 in operating activities, compared to $1,956,637 during the Prior Year Period. The variance is primarily attributable to changes in non-cash working capital and an increase in cash general and administrative expenses.

Investing activities: During the Current Period, the Company received $874,601 from investing activities, compared to cash used of  $6,932,952 during the Prior Year Period. Proceeds from investing activities in the Current Period include $1,534,343 from the MSA, $231,000 from the sale of the Titan Project and $507,161 from the sale of partial land from Fisch Creek Ranch, partially offset by $1,397,903 invested in exploration and evaluation assets. During the Prior Year Period, the Company invested $1,973,808 in its exploration and evaluation assets, acquired the Fish Creek Ranch, comprised of land for $3,724,577, equipment for $625,619,  buildings and structures for $657,277, and livestock for $284,168, which was partially offset by $332,497 received from the sale of livestock.

Financing activities: During the Current Period the Company received $246,967 from share issuances, $1,356,800 from subsidiary share issuances, $720,707 from subsidiary subscription receipts for a private placement in progress, and $212,765 from the sale of shares of Flying Nickel. These were partially offset with a loan repayment of $508,571 in connection with the Fish Creek Ranch and lease payments of $10,704 for the Company's Vancouver office. During the Prior Year Period, the Company received $5,158,459 from financing activities, comprised of $628,999 from share issuances, $3,752,400 as a loan from Cache Valley Bank for acquiring the Fish Creek Ranch, and $777,060 from the sale of Flying Nickel shares.

As at the Financial Position Date, the Company had cash of $2,081,120, and current liabilities of $8,567,436. The Company will need to conduct additional financings to meet working capital requirements, and obligations as they become due.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Related Party Transactions

During the six months ended September 30, 2023, the Company had related party transactions with key management personnel in providing management and consulting services to the Company. Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include, but are not limited to, the CEO, CFO, COO, executive and non-executive directors.

A summary of related party transactions is as follows:

	Three Months Ended		Six Months Ended
	September 30, 2023 ($)	September 30, 2022 ($)	September 30, 2023 ($)	September 30, 2022 ($)

Management fees to Linx Partners Ltd., a company controlled by John Lee, Director, CEO and Executive Chairman of the Company	105,000	105,000	210,000	210,000
Directors' fees	30,467	20,000	49,917	42,200
Salaries and benefits paid to key management of the Company	127,645	210,195	249,832	285,923
Share-based payments - John Lee	79,479	104,313	174,948	153,970
Share-based payments - directors	24,740	823	49,427	25,817
Share-based payments - former directors	(1,875)	68,659	17,528	68,659
Share-based payments - key management of the Company	29,730	105,670	64,521	118,710
	395,186	614,660	816,173	905,279

The Company had balances due to related parties as follows:

	September 30, 2023 ($)	March 31, 2023 ($)

Directors' fees payable	(78,933)	(102,452)
	(78,933)	(102,452)

Contingencies

As at the Financial Position Date, $556,892 (March 31, 2023 - $558,236) was included in accounts payable and accrued liabilities in connection with a former employee's claim for severance.

Proposed Transactions

On October 6, 2022, Nevada Vanadium and Flying Nickel entered into an arrangement agreement, and as amended, pursuant to which Flying Nickel proposes to acquire all of the issued and outstanding common shares of Nevada Vanadium by way of a court-approved plan of arrangement (the "Merger Transaction").

Under the terms of the agreement, the Nevada Vanadium shareholders will receive one (1) (the "Exchange Ratio") Flying Nickel common share (a "Flying Nickel Share") for each Nevada Vanadium Share held immediately prior to the effective time of the Merger Transaction. All convertible securities of Nevada Vanadium outstanding immediately prior to the effective time of the Merger Transaction will be exchanged for securities of Flying Nickel bearing substantially the same terms as the securities replaced based on the Exchange Ratio. As at the date of this MD&A, the Merger Transaction remains in progress.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is risk of material adjustments to assets and liabilities in future accounting periods include estimates of useful lives of depreciated and amortized assets, the recoverability of the carrying value of exploration and evaluation assets, assumptions used in determination of share-based payments, decommissioning, restoration and similar liabilities and contingent liabilities.

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company's financial statements include the classification of expenditures as exploration and evaluation expenditures or operating expenses and the classification of financial instruments.

Changes in Accounting Standards

Certain accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company's financial statements.

Classification of liabilities as current or non-current (amendments to IAS 1)

The amendments aim to promote consistency in applying the requirements by helping entities determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current.

The amendments are applied on or after the first annual reporting period beginning on or after January 1, 2024, with early application permitted. This amendment is not expected to have a material impact on the Company's financial statements.

Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgments- Disclosure of Accounting Policies

The amendments change the requirements in IAS 1 with regard to disclosure of accounting policies. The amendments replace all instances of the term "significant accounting policies" with "material accounting policy information". Accounting policy information is material if, when considered together with other information included in an entity's financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.

The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023, with earlier application permitted and are applied prospectively. This amendment is not expected to have a material impact on the Company's financial statements.

Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors-Definition of Accounting Estimates

The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financial statements that are subject to measurement uncertainty".

The amendments are effective for annual periods beginning on or after January 1, 2023 to changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period, with earlier application permitted. This amendment is not expected to have a material impact on the Company's financial statements.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Capital Management

Management considers its capital structure to consist of share capital, share purchase options and warrants. The Company manages its capital structure and makes adjustments to it, based on the funds available to, and required by the Company in order to support the acquisition, exploration and development of exploration and evaluation assets.  The Board of Directors does not establish quantitative returns on capital criteria for management.  In order to facilitate the management of its capital requirement, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors.

The properties in which the Company currently holds interests are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out planned exploration and development work and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. There were no changes in management's approach to capital management during the period ended September 30, 2023.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

Fair Value Measurements and Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means; and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. As at the Financial Position Date, there were no financial assets measured and recognized in the statement of position that would be categorized as Level 2 or Level 3 in the fair value hierarchy above.

The fair value of the Company's financial instruments, including cash, receivables, and accounts payable approximates their carrying value due to the immediate or short-term maturity of these financial instruments. Restricted cash equivalents included in other non-current assets  is readily convertible into cash, and therefore its carrying value approximates fair value. The fair values of the Company's interest-bearing promissory note is determined by using the DCF method using a discount rate that reflects the issuer's borrowing rate as at the end of the reporting period. The non-performance risk as at September 30, 2023 was assessed to be insignificant. Derivative liabilities and contingent liability are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through profit or loss. As at the Financial Position Date, the fair value of: 1) derivative liabilities is $164,115 (March 31, 2023 - $401,042), 2) contingent liability is $116,973 (March 31, 2023 - $215,951), and 3) promissory note is $3,866,386 (March 31, 2023 - $4,271,857). The Company does not offset financial assets with financial liabilities. There were no transfers between Level 1, 2 and 3 for the period ended September 30, 2023.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

The Company's financial instruments are exposed to certain financial risks. The risk exposures and the impact on the Company's financial instruments at the Financial Position Date are summarized below. The Board of Directors periodically reviews with management the principal risks affecting the Company and the systems that have been put in place to manage these risks.

(a) Liquidity risk

Liquidity risk is the risk that an entity will be unable to meet its financial obligations as they fall due. The Company manages liquidity risk by preparing cash flow forecasts of upcoming cash requirements. As at the Financial Position Date, the Company had a cash balance of $2,081,120 (March 31, 2023 - $1,504,969) and accounts payable and accrued liabilities of $3,678,398 (March 31, 2023 - $3,807,809). Liquidity risk is assessed as very high.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operations as well as the growth and development of its mineral property interests. The Company coordinates this planning and budgeting process with its financing activities through its capital management process in normal circumstances.

(b) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated with cash and restricted cash equivalents included in other non-current assets and receivables, net of allowances. The carrying amount of financial assets included on the statements of financial position represents the maximum credit exposure.

(c) Market risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's cash and restricted cash equivalents included in other non-current assets primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. Due to the short‐term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of the Financial Position Date. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii) Foreign currency risk

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in Canadian dollars. The Company has foreign exploration and development projects in the USA, Mongolia and Bolivia and undertakes transactions in various foreign currencies. The Company is therefore exposed to foreign currency risk arising from transactions denominated in a foreign currency and the translation of financial instruments denominated in US dollars, Mongolian tugrik, and Bolivian boliviano into its reporting currency, the Canadian dollar.

(iii) Commodity and equity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company's control. The supply and demand for these commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The Company is also exposed to price risk with regards to equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

(iv) Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company's derivative financial liability includes debts to be settled in common shares of Silver Elephant. A 10% increase or decrease in the price of common shares of Silver Elephant or Flying Nickel will have a corresponding effect on net loss of approximately $28,000.

The Company closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. Fluctuations in value may be significant.

Sensitivity Analysis

A 1% change in interest rates is not expected to have a material effect on the Company's profit or loss and equity.

The Company has certain cash balances, receivables, accounts payables and the CVB Loan denominated in either the US Dollar, Mongolian Tugrik or Bolivian Boliviano (the "Foreign Currencies"), currencies other than the functional currency of Company. Based on the above, net exposures as at the Financial Position Date, a 10% strengthening (weakening) of the Canadian dollar against the Mongolian tugrik would impact net loss with other variables unchanged by approximately $20,000. A 10% strengthening (weakening) of the Canadian dollar against the Bolivian boliviano would impact net loss with other variables unchanged by approximately $40,000. A 10% strengthening (weakening) of the US dollar against the Canadian dollar would impact net loss with other variables unchanged by approximately $450,000. The Company currently does not use any foreign exchange contracts to hedge this currency risk.

Outstanding Share Data

The Company has an authorized capital of an unlimited number of common shares without par value. The table below represents the Company's capital structure as at the dates presented:

	As at date of this MD&A	September 30, 2023

Common shares issued and outstanding	32,841,918	32,841,918
Share purchase options outstanding	3,236,500	3,283,750
Share purchase warrants	7,450,426	7,450,426

Risks And Uncertainties

The Company's business is the exploration, evaluation and development of mining properties. Thus, the Company's operations are speculative due to the high-risk nature of its business. The following list details existing and future material risks to the Company. The risks listed below are not arranged in any particular order and are not exhaustive. Additional risks and uncertainties not currently known to the Company, or those that it currently deems to be immaterial, may become material and adversely affect the Company. The realization of any of these risks may materially and adversely impact the Company's business, financial condition or results of operations and/or the market price of the Company's securities. Each of these risk factors is discussed in more detail under the heading "Key Information - Risk Factors" in the AIF, which is available under the Company's SEDAR profile at www.sedarplus.ca.

  The COVID-19 global pandemic and the risk of other similar outbreaks and pandemics;
  The Company's history of net losses;
  Capital costs, operating costs, production, and economic returns;
  Exploration and development risks;
  The Company has no history of profitable mineral production;
  The risks inherent to the estimation of mineral reserves and mineral resources;
  Environmental risks;
  Foreign operations risks;
  The reform of the mining laws, including the General Mining Act of 1872 in the U.S;

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)
  Government approvals and permits;
  Risks associated with the Company's property and mining interests;
  Risks associated with the Company's mineral claims, mining leases, licenses and permits;
  Title risks;
  Risks associated with claims from First Nations and other Aboriginal or community groups;
  Risks associated with competition;
  Inherent risks;
  The Company's reliance on key personnel;
  The volatility of mineral prices,
  Currency fluctuations;
  Global, national and local financial conditions;
  Risks associated with third-party contractors;
  Anti-bribery legislation;
  Uninsured risks;
  The Company has no history of making dividend payments;
  Related party transactions;
  Litigation and regulatory proceedings;
  Cyber security risks;
  Risks associated with being a foreign private issuer;
  Risks associated with non-Canadian investors;
  Risks associated with the Company's operations in emerging markets; and
  Emerging risks, as described below.

An emerging risk is a risk not well understood at the current time and for which the impacts on strategy and financial results are difficult to assess or are in the process of being assessed. Since December 31, 2019, the COVID-19 global pandemic, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which included the implementation of travel bans, self-imposed quarantine periods and social distancing, caused material disruption to businesses globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions, resulting in ongoing inflationary conditions in many countries. The duration and economic impact flowing from the COVID-19 pandemic  is difficult to predict with accuracy at this time. As such, it is not possible to reliably estimate their impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Capital Resources

As an exploration company, the Company has no regular cash in-flow from operations, and the level of operations is principally a function of availability of capital resources. The Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for investor support of its projects. See the disclosure under the heading "Key Information - Risk Factors" in the AIF. To date, the principal sources of funding have been equity and debt financing. Many factors influence the Company's ability to raise funds, and there is no assurance that the Company will be successful in obtaining adequate financing with favourable terms, or at all, for these or other purposes including general working capital purposes.

For the foreseeable future, as existing properties are explored, evaluated and developed, the Company will continue to seek capital through the issuance of equity, strategic alliances or joint ventures, and debt, of which the Company currently has none.

The Company expects to continue requiring cash for operations and exploration and evaluation activities as expenditures are incurred while no revenues are generated. Therefore, its continuance as a going concern is dependent upon its ability to obtain adequate financing to fund future operations based on annual budgets approved by the Company's board of directors, consistent with established internal control guidelines, and programs recommended in the Pulacayo Technical Report. The Company has managed its working capital by controlling its spending on its properties and operations. Due to the ongoing planned advancement of Pulacayo Paca Project milestones, the Company will continue to incur costs associated with exploration, evaluation and development activities, while no revenues are being generated. In response to the COVID-19 pandemic, exploration in Bolivia may be impacted by government restrictions on the Company's operations. Potential stoppages on exploration activities could result in additional costs, project delays, cost overruns, and operational restart costs. The total amount of funds that the Company needs to carry out its proposed operations may increase from these and other consequences of the COVID-19 pandemic. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "Risk Factors" in the 2023 AIF.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. There have been no changes in the Company's internal control over financial reporting during the current quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Design of Internal Controls over Financial Reporting

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail accurately and fairly reflect the transactions, acquisition and disposition of assets and liabilities;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with the authorization of management and directors of the Company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets, and incurrence of liabilities, that could have a material effect on the financial statements.

Limitations of controls and procedures

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Ongoing Inability to meet SEC listing requirements

Due to time constraints and limited financial resources, the Company was unable to prepare and file its Form 20-F, transition report and related documents for its recent change in financial year end from December 31, 2022 to March 31, 2023 by the filing due date required by the U.S. Securities and Exchange Commission ("SEC").  As a result, the quotation of the Company's common shares on the OTC Markets was downgraded from OTCQX. The downgrading of the Company's Shares from the OTCQX could continue to negatively impact the Company because it: (i) could reduce the liquidity, and possibly the market price, of the Common Shares; (ii) could reduce the number of US investors willing to hold or acquire our Common Shares, which could negatively impact the Company's ability to raise equity financing; (iii) limits the Company's ability to use certain types of registration statements in the United States to offer and sell freely tradable securities, thereby preventing the Company from accessing the US public capital markets; and (iv) if the filing deficiency continues for a prolonged period of time, the common shares risk being delisted from the OTC Markets. The Company currently intends to prepare and file the Form 20-F, transition report and related documents in due course to remedy the filing deficiencies, at which time it will seek reinstatement of the common shares to a higher tier of the OTC Markets.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of United States securities laws and "forward-looking information" within the meaning of Canadian securities laws and are intended to be covered by the safe harbors provided by such regulations (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). These forward-looking statements concerns matters anticipated developments in the Company's continuing and future operations in the United States, Canada, Bolivia and Mongolia, and the adequacy of the Company's financial resources and financial projections.

Forward-looking statements in this MD&A are frequently, but not always, identified by words such as "expects", "anticipates", "intends", "believes", "estimates", "potentially" or similar expressions, or statements that events, conditions or results "will", "may", "would", "could" or "should" occur or are "to be" achieved, and statements related to matters which are not historical facts. Information concerning management's expectations regarding the Company's future growth, results of operations, performance, business prospects and opportunities may also be deemed to be forward-looking statements, as such information constitutes predictions based on certain factors, estimates and assumptions subject to significant business, economic, competitive and other uncertainties and contingencies, and involve known and unknown risks which may cause the actual results, performance, or achievements to be different from future results, performance, or achievements contained in the forward- looking statements. Such forward-looking statements include but are not limited to statements regarding the Company's planned and future exploration and/or development of any of the companies projects; permitting and feasibility of the Gibellini Project; ability to complete the Merger Transaction and on a timely basis; political instability and social unrest in Bolivia and other jurisdictions where the Company operates; the Company's goals regarding exploration, and development of, and production from its projects, and regarding raising capital and conducting further exploration and developments of its properties; the Company's future business plans; the Company's future financial and operating performance; the future price of silver, lead, zinc, vanadium and other metals; expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations; the ability to obtain or maintain any required permits, licenses or other necessary approvals for the exploration or development of the Company's projects; government regulation of mineral exploration and development operations in Bolivia and other relevant jurisdictions; the Company's reliance on key management personnel, advisors and consultants; the volatility of global financial markets; the timing and amount of estimated future operating and exploration expenditures; the costs and timing of the development of new deposits; the continuation of the Company as a going concern; the likelihood of securing project financing; the impacts of changes in the legal and regulatory environment in which the Company operates; the timing and possible outcome of any pending litigation and regulatory matters; any further impacts of COVID-19 resulting in shut-downs in countries where the Company operates, or disruptions to supply chains or availability of personnel, material or equipment; and other information concerning possible or assumed future results of the Company's operations, including: estimated future coal production at the Chandgana Tal, Ulaan Ovoo and Khavtgai Uul coal properties, and other information concerning possible or assumed future results of operations of the Company.

Statements relating to mineral resources are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral resources described exist in the quantities predicted or estimated and may be profitably produced in the future. Estimated values of future net revenue do not represent fair market value. There is no certainty that it will be commercially viable to produce any portion of the mineral resources.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

Forward-looking statements are not guarantees of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, the following: timely receipt of regulatory and governmental approvals (including licenses and permits) for the development, construction and production of the Company's properties and projects; there being no significant disruptions affecting operations, whether due to labour disruptions, COVID 19 or other causes; currency exchange rates being approximately consistent with current levels; certain price assumptions for silver, lead, zinc, vanadium and other metals; prices for and availability of fuel and electricity; parts and equipment and other key supplies remaining consistent with current levels and prices; production forecasts meeting expectations; the accuracy of the Company's current mineral resource estimates and of any metallurgical testing completed to date; labour and materials costs increasing on a basis consistent with the Company's current expectations; any additional required financing being available on reasonable terms; market developments and trends in global supply and demand for silver, lead, zinc, nickel, vanadium and other metals meeting expectations; favourable operating conditions; political stability; access to necessary financing; stability of labour markets and in market conditions in general; and estimates of costs and expenditures to complete the Company's programs. The Company has no assurance that any of these assumptions will prove to be correct.

Many of these assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies, and other factors that are not within the control of the Company and could thus cause actual performance, achievements, actions, events, results or conditions to be materially different from those projected in the forward-looking statements. Furthermore, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from those reflected in the forward-looking statements, whether expressed or implied. Such factors include, among others, the following: the Company is an exploration stage company; the cost, timing and amount of estimated future capital, operating exploration, acquisition, development and reclamation activities; the volatility of the market price of the Common Shares; judgment of management when exercising discretion in the use of proceeds from offerings of securities; sales of a significant number of Common Shares in the public markets, or the perception of such sales, could depress the market price of the Common Shares; potential dilution with the issuance of additional Common Shares; none of the properties in which the Company has a material interest have mineral reserves; estimates of mineral resources are based on interpretation and assumptions and are inherently imprecise; the Company has not received any material revenue or net profit to date; exploration, development and production risks; no history of profitable mineral production; actual capital costs, operating costs, production and economic returns may differ significantly from those the Company has anticipated; foreign operations and political condition risks and uncertainties; legal and political risk; amendments to local laws; the ability to obtain, maintain or renew underlying licenses and permits; title to mineral properties; environmental risks; competitive conditions in the mineral exploration and mining business; availability of adequate infrastructure; the ability of the Company to retain its key management and employees and the impact of shortages of skilled personnel and contractors; limits of insurance coverage and uninsurable risk; reliance on third party contractors; the availability of additional financing on reasonable terms or at all; foreign exchange risk; impact of anti-corruption legislation; recent global financial conditions; changes to the Company's dividend policy; conflicts of interest; cyber security risks; litigation and regulatory proceedings; the obligations which the Company must satisfy in order to maintain its interests in its properties; the influence of third-party stakeholders; the Company's relationships with the communities in which it operates; human error; the speculative nature of mineral exploration and development in general, including the risk of diminishing quantities or grades of mineralization; and other risks and the factors discussed under the heading "Key Information - Risk Factors" in the 2023 AIF and in analogous disclosure in other disclosure documents of the Company available on SEDAR+ at www.sedarplus.ca. With respect to the Merger Transaction, see the Company's news releases of August 23 and October 5, 2022 on SEDAR+ at www.sedarplus.ca for a description of assumptions, estimates and risks concerning the Merger Transaction.

The foregoing list is not exhaustive and additional factors may affect any of the Company's forward-looking statements. Although the Company has attempted to identify important factors that could cause actual performance, achievements, actions, events, results or conditions to differ materially from those described in forward-looking statements, there may be other factors that cause performance, achievements, actions, events, results or conditions to differ from those anticipated, estimated or intended.

These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance,  the general performance of the assets of the Company, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company. Such forward-looking statements, which reflect management's expectations regarding the Company's future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management's perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

Silver Elephant Mining Corp. Management's Discussion and Analysis For the Six Months Ended September 30, 2023 (Unaudited) (Expressed in Canadian dollars, except where indicated)

The forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All forward-looking statements attributable to the Company are expressly qualified by these cautionary statements.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedarplus.ca.

General Corporate Information:

Head Office and Registered Office Suite 1610 - 409 Granville Street, Vancouver, BC, Canada, V6C 1T2 Tel: +1 (604) 569-3661	Transfer Agent and Registrar Computershare Investor Services Inc. 3rd Floor, 510 Burrard Street, Vancouver, BC, Canada, V6C 3B9 Tel: +1 (604) 661-9400

Investor and Contact Information

Financial reports, news releases and corporate information can be accessed by visiting the Company's website at: www.silverelef.com.

Investor & Media requests and queries: Email: ir@silverelef.com

Directors and Officers

As at the date of this MD&A, the Company's directors and officers are as follows:

Directors	Officers
John Lee, Chief Executive Officer and Executive Chairman	John Lee, Chief Executive Officer and Executive Chairman
Greg Hall	Andrew Yau, Chief Financial Officer
Nigel Lees	Robert Van Drunen, Chief Operating Officer
Douglas Flett	Jenna Virk, Chief Legal Officer
Ronald Espell, Vice President, Environment and Sustainability
Marion McGrath, Corporate Secretary
Sara Knappe, Assistant Corporate Secretary